Exhibit 99.2

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the Company’s 2020 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Wednesday, August 12, 2020, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of 2020 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about July 9, 2020 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Thursday, July 2, 2020, the record date for the Meeting. You can vote your shares by following the instructions under “How You Can Vote” below or by attending the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Re-election of each of (a) Mr. Ofer Ben Zur, (b) Ms. Lauri Hanover and (c) Mr. Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2023 and until his or her successor is duly elected and qualified;

(2)	Re-election of Mr. Yehoshua (Shuki) Nir for a two-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and the additional period until the Company’s 2021 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation;

(4)	Re-adoption and amendment of the compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law);

(5)	Approval of an amended compensation package for Mr. Ronen Samuel, the Company’s chief executive officer; and

(6)	Approval of the terms of an updated annual compensation package for all current and future non-employee directors of the Company, including cash compensation, grants of restricted share units and other customary compensation elements.

In addition, members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2019, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 23, 2020 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Friday, June 26, 2020, we had 40,941,189 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date— July 2, 2020— is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” a proposal, it does not impact whether the requisite majority has been achieved for approval of that proposal.

In addition to requiring the achievement of an ordinary majority of shares present and voting, the Companies Law requires that the approval of each of Proposals 4 and 5 furthermore requires that one of the following two voting requirements be met:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined below) and do not have a conflict of interest (which is referred to under the Israeli Companies Law 5759-1999, or the Companies Law, as a “personal interest,” as defined below) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities. A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). For purposes of Proposal 5 only, a controlling shareholder furthermore includes a shareholder that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in our Company. A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of our Company or from any other position with our Company.

We are not aware of any shareholder that would be considered a controlling shareholder of our Company under the Companies Law for the purposes of the above-described special majority requirement for the approval of Proposals 4 or 5.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card or voting instruction form) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposals 4 and 5, and for determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposals 4 and 5; however, the vote of any such shareholders will not be counted towards or against the special majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of each of Proposals 4 and 5, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of that proposal, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of that proposal (and to therefore be counted towards or against the special majority required for approval of that proposal), please check the box “FOR” in each of Items 4A and 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 4 and 5, respectively. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 4 or 5 (as applicable), you should check the box “AGAINST” in Item 4A or 5A on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 4 or 5 will be counted towards or against the ordinary majority required for the approval of Proposal 4 or 5, but not towards or against the special majority required for approval of that proposal.

Who Can Vote

You are entitled to vote on the proposals for the Meeting if you are a shareholder of record at the close of business on Thursday, July 2, 2020. You are also entitled to vote on the proposals if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Thursday, July 2, 2020.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to the General Counsel of our Company (as described under “How You Can Vote—Shareholders of Record” below). In the alternative, you may vote in person at the Meeting (subject to potential limitations on attending in person).

How You Can Vote

You can vote your shares by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well). To the extent that health regulations allow, you can also vote your shares by attending the Meeting and voting then.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Nitsan Deutsch, our general counsel, via e-mail to nitsan.deutsch@kornit.com or via fax to her attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by attending and voting personally or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Wednesday, August 12, 2020, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Tuesday, August 11, 2020.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. If no direction is made with respect to Proposals 4 or 5, however, you will be deemed to have abstained from voting on those proposals (unless you complete the box “FOR” or “AGAINST” in Item 4A or 5A, in which case your shares will be voted in favor of Proposal 4 or 5 (as applicable)).

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction forms. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Tuesday, August 11, 2020 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Monday, August 10, 2020. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (July 2, 2020).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 9, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Attending Meeting in Person

Israeli legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. We furthermore desire to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, we strongly encourage shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder holding ordinary shares as of the record date for the Meeting (July 2, 2020) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the Company’s General Counsel, Ms. Nitsan Deutsch — email (Nitsan.Deutsch@kornit.com) or telephone (+972-3-514-8573) — on or prior to 6:00 p.m., Israel time (11 a.m. Eastern time), on Wednesday, August 5, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership described for attendance at the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact our General Counsel by phone.

Based on the number of responses that we receive from shareholders interested in attending the Meeting, we will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli law coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date). We will respond to the relevant shareholders on the following day (Thursday, August 6, 2020) in order to provide to them logistical information as to how they will be able to attend the Meeting.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name of 5% or Greater Shareholder	Number of Shares Beneficially Held	Percent.(1)
Wasatch Advisors Inc.(2)	3,559,402	8.7%
American Capital Management Inc. (3)	2,545,892	6.2%
Clal Insurance Enterprises Holdings Ltd. (4)	2,294,938	5.6%

(1)	Based on 40,941,189 ordinary shares outstanding as of June 26, 2020.

(2)	As of December 31, 2019, based on a beneficial ownership statement on Schedule 13G filed by Wasatch Advisors Inc. with the SEC on February 10, 2020.

(3)	As of December 31, 2019, based on an amendment to Schedule 13G amendment filed by American Capital Management Inc. with the SEC on February 20, 2020.

(4)	As of December 31, 2019, based on an amendment to Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, with the SEC on February 10, 2020. All of the ordinary shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal does not admit beneficial ownership of any of those shares.

BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on March 23, 2020 (which we refer to as our 2019 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2019. Item 6.C of our 2019 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2019 Form 20-F (which we incorporate by reference herein, and for which we have provided a general link below) to obtain additional information.

https://www.sec.gov/ix?doc=/Archives/edgar/data/1625791/000121390020007110/f20f2019_kornitdigi.htm

PROPOSAL 1

RE-ELECTION OF OUR CLASS II DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that our Board must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law.

Our Board currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding, to the extent then applicable, external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders at which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

In August 2019, we elected to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the NASDAQ Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood in this context to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the NASDAQ Listing Rules requirements as to the composition of (a) our Board—which requires that we maintain a majority of independent directors (as defined under the NASDAQ Listing Rules) on our Board and (b) the audit and compensation committees of our Board (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the NASDAQ Listing Rules). At the time that it determined to exempt our company from the external director requirement, our Board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our Board, along with each of the members of the audit and compensation committees of the Board, are independent under the NASDAQ Listing Rules.

As a result of our election to be exempt from the external director requirement under the Companies Law, our two directors who then served as external directors— Mr. Yehoshua (Shuki) Nir and Ms. Lauri Hanover— were converted into ordinary directors who are members of classes under our staggered Board. Under our Articles of Association, our directors are required to be divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board. In order to comply with that requirement while causing the least possible disruption to the class assignments of our existing non-external directors, we assigned Mr. Nir and Ms. Hanover to serve as Class I and Class II directors, respectively.

Under the transition provisions of the Companies Law regulations that allowed us to exempt our company from the external directors requirement, each of our transitioning former external directors is required to stand for re-election as an ordinary director at the earlier to occur of: (i) what would have been the expiration date of his or her three-year term as an external director; or (ii) the second annual general meeting following our election to be governed by the exemption. Ms. Hanover, who was assigned to serve as a Class II director, was last elected in July 2018 to a three-year term as an external director, which would have expired in July 2021. Therefore, her standing for re-election at the Meeting, together with the other Class II directors, whose terms anyway expire at the Meeting, fulfills the foregoing transition requirement for former external directors under the Companies Law regulations.

Following the conversion of our former external directors into ordinary directors, each of our directors is now assigned to one of the three, staggered classes of our Board, as follows:

(i)

the Class I directors are Alon Lumbroso, Dov Ofer and Yehoshua (Shuki) Nir, whose terms, except for Mr. Nir’s, who is required to stand for reelection at the Meeting (as described in Proposal 2 below), expire at our annual general meeting of shareholders to be held in 2022 and when their successors are elected and qualified;

(ii)	the Class II directors are Ofer Ben-Zur, Lauri Hanover and Gabi Seligsohn, whose terms expire at the Meeting; and

(iii)

the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, whose terms expire at our annual general meeting of shareholders to be held in 2021 and when their successors are elected and qualified.

As to our Class II directors whose term expires at the Meeting, our Board has nominated each of them— Messrs. Ben-Zur and Seligsohn, and Ms. Hanover — for re-election to our Board for an additional three-year term, until our 2023 annual general meeting of shareholders. Our Board recommends that our shareholders re-elect those nominees pursuant to this Proposal 1. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each such nominee as a Class II director.

Among the Class II directors nominated for reelection at the Meeting, the Board has determined that each of Mr. Ofer Ben-Zur and Ms. Lauri Hanover satisfies the independent director requirements under the NASDAQ Listing Rules.

Each of the Class II director nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a Class II director if re-elected. Additionally, in accordance with the Companies Law, each of those nominees has certified to us that he or she meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of any of the nominees.

Set forth below is certain biographical information regarding the background and experience of Mr. Ben-Zur, Ms. Hanover and Mr. Seligsohn:

Ofer Ben-Zur is a co-founder of our company and has served as director since 2002. From April 2014 to July 2016, Mr. Ben-Zur served as our President and Chief Technology Officer. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Currently Mr. Ben-Zur serves as the CEO and founder of Tritone Technologies, an Israeli start up specializing in Additive Manufacturing of metals. Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

Lauri Hanover has served as a member of our board of directors since March 2015 (until August 2019, as an external director under the Companies Law), and serves as the chairperson of our audit committee and a member of our compensation committee. Ms. Hanover has served as the Senior Vice President and Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (NASDAQ: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (NASDAQ: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

Gabi Seligsohn has served as a member of our board of directors since March 2015. Mr. Seligsohn led our April 2015 IPO, serving as our Chief Executive Officer from April 2014 until August 2018. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., or Nova (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions for the semiconductor industry. From 1998 until 2006, Mr. Seligsohn served in several key positions in Nova, ranging from sales and business development, to leading Nova’s largest subsidiary and running Nova’s customer facing group as its Executive VP of Global Business. Prior to his time at Nova, Mr. Seligsohn served two years as Sales Manager for key financial accounts at Digital Equipment Corporation, a leading IT company which was ultimately acquired by Compaq, and helped lead the migration project of the Tel Aviv Stock Exchange, or TASE, to online trading. Since 2013, Mr. Seligsohn has also served as a director of DSP Group Inc. (NASDAQ: DSPG), a leading global provider of wireless chipset solutions for converged communications. In 2019 he joined the board of PubPlus, a company specializing in AI and machine learning for the purpose of collecting and attributing data points to scale profitable content across native and social channels. In May 2020 Mr. Seligsohn was nominated to serve as a director of Radware (Nasdaq: RDWR), a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers.  He was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category in 2010. Mr. Seligsohn holds an LL.B. with Honors from the University of Reading in Reading, England.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to this Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Ofer Ben-Zur as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2023 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(b)	“RESOLVED, that the re-election of Ms. Lauri Hanover as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2023 and upon the due election and qualification of her successor, be, and hereby is, approved in all respects”; and

(c)	“RESOLVED, that the re-election of Mr. Gabi Seligsohn as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2023 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”.

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the re-election of each of Mr. Ofer Ben-Zur, Ms. Lauri Hanover and Mr. Gabi Seligsohn as a Class II director is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a), (b) or (c), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the three Class II directors.

PROPOSAL 2

RE-ELECTION OF ONE CLASS I DIRECTOR

Background

As referenced in the “Background” to Proposal 1, when we elected in August 2019 to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors, our two directors who then served as external directors— Mr. Yehoshua (Shuki) Nir and Ms. Lauri Hanover— were converted into ordinary directors who are members of classes under our staggered Board. As part of that process, we assigned Mr. Nir to serve as a Class I director.

As also described in the “Background” to Proposal 1, under the transition provisions of the Companies Law regulations that allowed us to exempt our company from the external directors requirement, each of our transitioning former external directors is required to stand for re-election as an ordinary director at the earlier to occur of: (i) what would have been the expiration date of his or her three-year term as an external director; or (ii) the second annual general meeting following our election to be governed by the exemption. Mr. Nir was last elected to serve as an external director for a three-year term that began in July 2018. Upon our election to opt out from the external director requirement, Mr. Nir was assigned to serve as a Class I director under our staggered Board. The next annual meeting at which he would be subject to re-election as part of that class would be 2022. That scheduled re-election date for the Class I directors would be later than the original July 2021 expiration date for his three-year term as an external director (and also later than the second annual general meeting following our election in August 2019 to exempt ourselves from the external director requirement). Because we typically hold our annual meeting of shareholders in the month of August, we would not necessarily have the opportunity to re-elect Mr. Nir prior to that July 2021 expiration date for his existing transition term as a former external director. Consequently, our Board has nominated Mr. Nir (alone among the Class I directors) for re-election at the Meeting.

Mr. Nir will generally serve a three-year term like all other members of our staggered Board, However, because he serves as a Class I director, his current re-election— as a one-time matter— will be for a two-year term only, so that he will next be subject to re-election (to the extent nominated by our Board) together with his fellow Class I directors at our 2022 annual general meeting of shareholders.

The Board has determined that Mr. Nir satisfies the independence requirements under the NASDAQ Listing Rules. The Board has furthermore determined that assuming the election of each of the four nominees for director at the Meeting (the three Class II director nominees and one Class I director nominee pursuant to Proposals 1 and 2, respectively), a majority of the Board (seven out of nine prospective directors), consisting of Ms. Lauri Hanover, Mr. Alon Lumbroso, Mr. Stephen Nigro, Mr. Yehoshua (Shuki) Nir, Mr. Dov Ofer, Mr. Yuval Cohen and Mr. Ofer Ben-Zur, is constituted by independent directors under the NASDAQ Listing Rules.

Mr. Nir, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class I director if elected. Additionally, in accordance with the Companies Law, Mr. Nir has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of Mr. Nir.

The following biographical information is provided with respect to Mr. Nir and is based upon information furnished to the Company by him:

Yehoshua (Shuki) Nir has served as a director of our company since July 2018 (until August 2019, as an external director under the Companies Law), and serves as the chairman of our compensation committee and a member of our audit committee. Since March 2017, Mr. Nir has served as a director at EarlySense Ltd., a company that provides contact-free, continuous monitoring solutions for the medical and consumer digital health markets. Since January 2020, Mr. Nir has also served as a director at Cyesec Ltd., a company that provides continuous improvement for Enterprises’ cyber security posture. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of Sandisk Corp., or Sandisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of Sandisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of Sandisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by Sandisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

Proposed Resolutions

We are proposing the adoption of the following resolution at the Meeting pursuant to this Proposal 2:

“RESOLVED, that the re-election of Mr. Yehoshua (Shuki) Nir as a Class I director of Kornit Digital Ltd., for a term of two years that expires at Kornit’s annual general meeting of shareholders in 2022 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the election of Mr. Nir as a Class I director is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of Mr. Yehoshua (Shuki) Nir as a Class I director.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In August 2019, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, which we refer to as Kost Forer, was appointed by our shareholders as our independent auditors for the fiscal year ended December 31, 2019, and for such additional period until the Meeting. The audit committee of our Board has approved the re-appointment of Kost Forer as our independent auditors for the fiscal year ending December 31, 2020 and for such additional period until the 2021 annual general meeting of shareholders. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the foregoing period of time. Based upon the recommendation of the audit committee and the Board, we are submitting to our shareholders for approval the reappointment of Kost Forer as the Company’s independent auditors for the year ending December 31, 2020 and for the additional period until the annual general meeting to be held in 2021. We are furthermore proposing that our shareholders authorize the Board, with power of delegation to the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	Year Ended December 31, 2018				Year Ended December 31, 2019
	Amount	Percentage			Amount	Percentage
	(amounts in thousands, US $)
Audit fees	$319	70		%	$499	64%
Audit-Related Fees	-		-		85	11%
Tax Fees	81	18	%		120	16%
All Other Fees	53	12	%		72	9%
Total	$453	100	%		$776	100%

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent auditors provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent auditors for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent auditors with respect to government incentives and other matters.

Comparison of Audit and Non- Audit Fees for the Years Ended December 31, 2018 and 2019

Audit Fees

Audit fees increased by approximately $180,000, or 56.4%, in the year ended December 31, 2019 relative to the year ended December 31, 2018. The increase in audit fees was primarily attributable to an additional $160,000 of fees that we paid in connection with the annual audit of our financial statements. The increase was also due to audit fees paid in connection with the new shelf registration statement on Form F-3 that we filed in 2019, which also involved additional work by our independent auditors.

Audit-Related Fees

Audit-related fees financial and accounting due diligence services that our independent auditors performed on our behalf in connection with acquisitions that we pursued during 2019.

Tax Fees

Tax fees increased by approximately $39,000, or 48.1%, in the year ended December 31, 2019 compared to the year ended December 31, 2018. That increase was primarily attributable to transfer pricing studies that the independent auditors performed.

Other Fees

All other fees paid to our independent auditors rose by approximately $19,000, or 35.8%, to approximately $72,000 in 2019 from $53,000 in 2018. Environmental, Social and Governance research for relevant goals, targets and key performance indicators, and for services related to the grants that we received from the Israel Innovation Authority.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Board.”

“RESOLVED FURTHER, that the Company’s Board (with power of delegation to the audit committee of the Board) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 3 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for the fiscal year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PROPOSAL 4

Re-adoption and amendment of compensation policy for office holders

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. At our Company, the following officers, along with all of our directors, are considered our office holders:

Ronen Samuel	Chief Executive Officer and Director
Guy Avidan	Chief Financial Officer
Ilan Givon	Executive Vice President- Operations
Jecka Glasman	Chief Commercial Officer
Chris Govier	President, Kornit EMEA
Omer Kulka	Chief Marketing Officer
Kobi Mann	Chief Technology Officer
Charles Meyo	President, Kornit North America
Ayelet Oryan Godard	Executive Vice President- Human Resources
Amir Shaked-Mandel	Executive Vice President- Corporate Development
Andy Yarrow	President, Kornit Asia Pacific

In September 2015, following the consummation of the initial public offering and listing of our ordinary shares on NASDAQ, upon the recommendation of our compensation committee and the approval and recommendation of our Board, our shareholders approved our initial, Kornit Digital Ltd. 2015 Compensation Policy, which we refer to as the Existing Compensation Policy, in accordance with the provisions of the Companies Law.

Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve and re-adopt the compensation policy once every three years (or five years, in the case of an initial compensation policy adopted in connection with or following a company’s initial public offering, as was the case with our Existing Compensation Policy).

Our compensation committee and Board reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the compensation committee and the Board noted the significant changes that have occurred in the realm of executive compensation for public companies during the five year period from the adoption of the Existing Compensation Policy until the current time. They also observed the evolution of the form of compensation policy that is customarily adopted by Israeli public companies such as ours whose shares are listed for trading publicly in the U.S. Consequently, the compensation committee and Board have determined to replace the Existing Compensation Policy in its entirety with an updated, amended compensation policy, a copy of which is attached to this Proxy Statement as Appendix A and which we refer to as the Renewed Compensation Policy.

We have highlighted below certain key substantive features of the Renewed Compensation Policy. The following description is merely a summary of those features of our Renewed Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the Renewed Compensation Policy.

●

Variable vs. Fixed Compensation of Executive Officers:

The total annual variable compensation— consisting of target bonus and target equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant)— of each executive officer will not exceed 90% of the total compensation package of that executive officer for a given year.

●

Annual Cash Bonus:

Executive Officers (other than the CEO)

The target annual cash bonus for an executive officer, other than our chief executive officer, or the CEO, for any given calendar year, will not exceed 100% of such executive officer’s annual base salary.

The maximum annual cash bonus— including for overachievement performance— that an executive officer, other than the CEO, will be entitled to actually receive for any given calendar year, will not exceed 200% of such executive officer’s annual base salary.

In accordance with the First Appendix to the Companies Law, the Renewed Compensation Policy provides that our Company may determine that whether a cash bonus will be paid or not to an executive officer who is subordinate to the CEO may be based in whole or in part on a discretionary evaluation of his or her performance by the CEO.

CEO

The target annual cash bonus for the CEO for any given calendar year will not exceed 150% of his or her annual base salary.

The maximum annual cash bonus— including for overachievement performance— that the CEO will be entitled to actually receive for any given calendar year, will not exceed 200% of his or her annual base salary.

A portion of the annual cash bonus granted to our CEO— not exceeding 30% of that annual cash bonus— may be based on a discretionary evaluation of the CEO’s overall performance by the compensation committee and the Board based on quantitative and qualitative criteria.

We have set the target and maximum annual cash bonus levels higher than what we anticipate they will be in the immediate future, in order to provide flexibility to adjust our executive compensation program as necessary to respond to retention risks and to recruiting challenges based on the competitive landscape, in particular US-based competitor companies.

●

Annual Equity Awards:

In determining the annual equity-based compensation to be granted to any executive officer, the compensation committee and Board will consider certain factors (including performance, educational background, prior business experience, qualifications, role and personal responsibilities of the subject executive officer), and in any event the fair market value, based on the price of our ordinary shares, of the annual equity-based compensation at the time of grant will not exceed: (i) with respect to the CEO - the greater of (w) 500% of his or her annual base salary or (x) 0.3% of our Company’s fair market value; and (ii) with respect to each of the other executive officers— the greater of (y) 300% of his or her annual base salary or (z) 0.15 % of our Company’s fair market value.

We have set the maximum annual equity-based compensation levels higher than what we anticipate they will be in the immediate future, in order to provide flexibility to adjust our executive compensation program as necessary to respond retention risks and to recruiting challenges based on the competitive landscape, in particular US-based competitor companies.

●

Clawback:

In the event of an accounting restatement, we will be entitled to recover from our executive officers the bonus compensation or performance-based equity compensation in the amount by which that compensation exceeded what would have been paid under our financial statements, as restated. In the case of performance-based equity compensation, which vest based on the performance of our share price, which itself derives in part from our reported financial results, we may cancel the equity compensation to the extent that our share price following the accounting restatement drops below the level at which it minimally would have had to be in order for the equity compensation to have vested. If the subject equity compensation has been settled for underlying shares and the shares have been sold on the market already, we may seek monetary recovery instead.

Our right to recoup the excess bonus payment or equity grant applies to cash and equity incentive compensation paid during the three completed fiscal years immediately preceding the date on which we are required to prepare the accounting restatement or the executive engaged in the misconduct.

In order to recoup any amount, our Company must make a claim prior to the second anniversary of the fiscal year end of the restated financial statements.

Our right to recover any compensation paid to an executive will not apply, however, if either of the following is true:

●       the financial restatement is required due to changes in the applicable financial reporting standards; or

●      the compensation committee has determined that “clawback” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

●

D&O Insurance:

The Renewed Compensation Policy adds parameters for maximum coverage level and maximum premiums under director and officer liability, or D&O, insurance policies that may be obtained by Kornit, including parameters for “run-off” insurance (in the case of a merger/sale, spin-off or any other significant business combination involving the Company and/or part or all of its assets) and special public offering liability insurance. We have set those maximum coverage and premium level parameters higher than what we anticipate they will be in the immediate future, in order to provide us flexibility to renew our D&O insurance without requiring further shareholder approval in the future so long as we remain within those parameters, thereby preventing an unnecessary waste of resources by our Company.

●

Non-Material Changes to Compensation:

The Renewed Compensation Policy relies upon a leniency adopted under the Companies Law regulations since the approval of the Existing Compensation Policy which allows for a non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone, so long as the annual total cost to our Company from that change does not exceed an amount equal to three (3) monthly base salaries of the relevant employee.

●

Automatic Update Based on Updates to Companies Law:

The Renewed Compensation Policy includes a general provision allowing Kornit to rely on any amendment to provisions of the Companies Law and any other applicable rules and regulations that facilitates Kornit’s ability to more readily approve or pay executive officer or director compensation, even if that amendment contradicts the principles of the Renewed Compensation Policy.

We believe that the proposed executive compensation framework under the Renewed Compensation Policy will be effective in achieving our objectives of:

●	hiring, motivating and retaining top-notch executive officers to lead us as we grow our business;

●	supporting our long-term strategy of disciplined investing for our future growth;

●	aligning the interests of our executive officers with those of our shareholders;

●	designing compensation packages that pay for performance and adjust for outperformance or underperformance of our Company and individual executives; and

●	providing compensation packages that are competitive, reasonable and fair relative to peers and the overall market.

If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the compensation committee and the Board determine, after additional discussions concerning the Renewed Compensation Policy, and for specified reasons, that the approval of the Renewed Compensation Policy is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Kornit Digital Ltd. Compensation Policy for Executive Officers and Directors, dated August 12, 2020, in the form attached as Appendix A to the proxy statement with respect to the 2020 Annual General Meeting of Shareholders, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved and adopted.

Required Vote

The approval of Proposal 4— the adoption of the Renewed Compensation Policy— requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to Proposal 4, excluding abstentions.

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of adoption of the Renewed Compensation Policy must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the Renewed Compensation Policy that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against adoption of the Renewed Compensation Policy must not exceed two percent (2%) of the aggregate voting rights in our Company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the adoption of the Renewed Compensation Policy under Proposal 4. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 4, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the Renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest in the approval of that proposal, and to therefore be counted towards or against the special majority required for the approval of that proposal, you should check the box “FOR” Item 4A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 4.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 4, you should check the “AGAINST” box in respect of Item 4A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the Renewed Compensation Policy, but will not be counted towards or against the special majority required for the approval of the Renewed Compensation Policy.

Please also see the “Vote Required for Approval of the Proposals” section of this Proxy Statement above for further information.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposal to adopt the Renewed Compensation Policy.

PROPOSAL 5

APPROVAL OF AN AMENDED PACKAGE OF EMPLOYMENT TERMS FOR OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company, or any changes to those terms, generally require the approval of the compensation committee, the board of directors and the shareholders.

We provide immediately below a letter from the Chairman of our compensation committee, Mr. Shuki Nir, that describes, and explains the rationale for, the proposed amended compensation package for our CEO under this Proposal 5:

LETTER FROM THE COMPENSATION COMMITTEE CHAIR

Dear Fellow Shareholders:

Proposal 5 in this year’s proxy statement requires shareholder approval for certain amendments to the employment agreement of the Company’s CEO, Mr. Ronen Samuel. As you may recall, we recruited Mr. Samuel from the US company, Hewlett Packard, in 2018 and shareholders approved the terms of Mr. Samuel’s employment agreement at our 2018 annual general meeting and subsequently ratified certain clarifications and approved a stock option grant at the 2019 annual general meeting. The compensation committee of the board of directors, or the Compensation Committee, is recommending further changes to Mr. Samuel’s annual compensation. A full description of the proposed changes are set forth as part of this Proposal but, on behalf of the Compensation Committee, I would like to take this opportunity to personally explain the Compensation Committee’s rationale for the proposed amendments.

Since joining Kornit, Mr. Samuel has delivered outstanding performance for our shareholders and, in the Board’s view, his leadership of the Company (including navigating through the impact of Covid-19 pandemic) has been exceptional. Simply stated, hiring Mr. Samuel as CEO has been transformational for Kornit and retaining him is critical.

Source: S&P Capital IQ

The market for CEO talent is competitive and Mr. Samuel’s performance makes him a sought-after candidate. Furthermore, the market for CEO talent is global, and we face the biggest recruiting risk from US-based companies, where CEO pay levels are significantly higher than in Israel.

In light of the retention risk, the Compensation Committee assessed Mr. Samuel’s current compensation against similarly sized US companies and found that Mr. Samuel’s total direct compensation was significantly below the 25th percentile of the comparator group. Accordingly, the Compensation Committee determined that it was necessary to recalibrate Mr. Samuel’s compensation package with the imperative of retaining, motivating, and incentivizing him to keep up the Company’s extraordinary momentum, drive performance and deliver results.

CEO Compensation Principles

The Compensation Committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The Compensation Committee aims to foster these objectives through a program that emphasizes variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational, and strategic goals. In doing so, we were guided by the following compensation principles:

Compensation Principles	Description
Alignment with Company’s Strategic and Business Objectives Ensure compensation incentives are aligned with our corporate strategies and business objectives

●  We set performance metrics for our performance-based compensation program that align with our financial and operational goals and strategy.

●  To further enhance the linkage of pay and performance, we have introduced performance stock units (PSUs) as a new long-term equity incentive award.

Short-Term and Long-Term Performance Orientation Tie a substantial portion of compensation to achieving both short-term and long-term performance objectives that enhance shareholder value

●  A substantial percentage of our CEOs’ pay is variable, performance-based compensation.

●  This is divided between the (i) annual cash incentive, which measures performance over a one-year period and rewards achievement of short-term company financial, operational and strategic objectives, and (ii) equity-based incentives, which will be earned over a multi-year period and reward achievement of longer-term company performance.

Balanced Mix Create an appropriate balance between current and long-term compensation and between cash- and equity-based incentive compensation

●  We provide current compensation in the form of cash, divided between base salary and annual cash incentive, and long-term compensation in the form of equity, divided between PSUs, stock options, and restricted stock units (RSUs).

●  Both current and long-term compensation are mixed between stable (base salary and RSUs) and performance-based (annual cash incentive, PSUs, and stock options) compensation.

Foster Long-Term Commitment to the Company Provide CEO with an incentive for long-term continued employment with our Company	● A substantial percentage of our CEO’s pay consists of long-term equity: (i) PSUs that vest based on a three-year performance period based on achievement of performance goals, (ii) stock options, which vest over a four-year period, to reward stock price appreciation of our common stock, and (iii) RSUs, which vest over a four-year period, to reward continued service and long-term performance of our common stock.
Mitigate Unnecessary Risk Ensure that compensation arrangements do not encourage unnecessary risk-taking

●  We mitigate unnecessary risk taking by maintaining a balanced executive compensation program with a portfolio of incentive award types, performance metrics, performance/vesting periods and governance features.

●  Additionally, as further described in the Renewed Compensation Policy, the Board has adopted a clawback policy.

Market Competitive Provide a competitive compensation package to retain and motivate our CEO

●  To ensure our compensation remains competitive in the context of the US recruiting landscape, the Compensation Committee engaged Frederic W. Cook & Co., Inc., or FW Cook, as its independent consultant in 2020 to benchmark the compensation we provide relative to a US peer group of companies.

●  Based on FW Cook’s analysis, the proposed target direct compensation for Mr. Samuel would be positioned at the 25th percentile of the US compensation peer group.

●  The Compensation Committee believes that the proposed design of the CEO’s compensation package, including having the appropriate mix of compensation elements and performance metrics and targets, will retain and incentivize Mr. Samuel and have a significant impact on driving performance.

Compensation Peer Group

The Compensation Committee requested FW Cook to provide a broad view of competitive practices among US industry peers. Because Kornit has virtually no similarly sized public company competitors, FW Cook assisted the Compensation Committee in developing a peer group of companies traded in US public markets from across a variety of industries. We considered companies of similar size from industries within Kornit’s competitive profile, from industries outside of Kornit’s competitive profile with similar business models and strategy, and companies with strong multi-year total shareholder performance and similar market capitalization-to-revenue ratios as Kornit. We refer to the following companies as the “Compensation Peer Group”:

3D Systems Corporation	eGain Corporation	Luna Innovations Incorporated	Stratasys Ltd.
Antares Pharma, Inc.	Immersion Corporation	Omnicell, Inc.	Tandem Diabetes Care, Inc.
Cerus Corporation	Inseego Corp.	Proofpoint, Inc.	Varonis Systems, Inc.
Dolby Laboratories, Inc.	Ituran Location and Control Ltd.	Proto Labs, Inc.	Zuora, Inc.

Based on data compiled by FW Cook at the time of the peer group review, Kornit’s percentile rank against the Compensation Peer Group was as follows: market capitalization – 63rd percentile; revenue – 31st percentile; and net income – 80th percentile.

In addition to the Compensation Peer Group data above, as an additional reference point for general market trends, the Compensation Committee also reviewed general industry compensation data when it considered the overall market competitiveness of the CEO’s proposed compensation package. Although the Compensation Committee was primarily focused on the US pay landscape in order to mitigate the potential CEO retention risk, the Compensation Committee also reviewed a 2018 survey of Israeli technology companies prepared by a leading independent Israeli compensation consultant, Zviran, for information on the Israeli pay landscape; the Zviran survey indicated that Mr. Samuel’s compensation was positioned above the 75th percentile in relation to the Israeli market. The Zviran survey was factored into the Compensation Committee’s re-calibration of the CEO’s pay and it informed the Committee’s decision to set CEO pay at the 25th percentile of the Compensation Peer Group (rather than closer to the peer median).

CEO’s Proposed Pay Mix

If shareholders approve the proposed compensation program in Proposal 5, the approximate mix of total direct compensation for our CEO is illustrated below. We believe the mix of compensation components, together with the differentiation between fixed and variable compensation, collectively provide appropriate incentives to motivate near-term performance, while at the same time providing significant incentives to keep our CEO driving the longer-term corporate goals that create sustained shareholder value.

CEO Targeted Pay Mix [1]	Base Salary	Annual Cash Incentive	PSU	Stock Options	RSU	Total
Proposed CEO Compensation (US$)	$375,000	100% of Base Salary	$650,000	$325,000	$325,000	$2,050,000
% of Total Direct Compensation	18%	18%	32%	16%	16%	100%
Cash vs. Equity	37%		63%			100%
Fixed vs. Variable	18%	82%				100%

2019 CEO Compensation Pay Mix (Annualized)[2]	Proposed CEO Compensation Pay Mix

1 For reference, the pay mix table and other tables in this Proposal are based on the following rounded values: (i) Base Salary: Monthly base salary of NIS 110,000 converted to USD at an illustrative exchange rate of 1 NIS = 0.2838 USD ; (ii) Annual Cash Incentive: 100% of base salary; (iii) PSUs: approximately $650,000 grant date fair value (50% of annual target LTI value of $1,300,000); (iv) Stock Options: approximately $325,000 grant date fair value (25% of annual target LTI value of $1,300,000); and (v) RSUs: approximately $325,000 grant date fair value (25% of annual target LTI value of $1,300,000).

2 For reference, 2019 annualized CEO compensation is based on the following rounded values: (i) Base Salary: Monthly base salary of NIS 110,000 converted to USD at an illustrative exchange rate of 1 NIS = 0.2838 USD; (ii) Annual Cash Incentive: 10 monthly base salaries (~83% of annualized base salary); (iii) Stock Options: 2019 award valued at $1.2 million annualized over 4-year vesting period; and (iv) RSUs: $400,000 annual award and 2018 award valued at $700,000 and annualized over 4-year vesting period.

Elements of Proposed Compensation Program

After reviewing the US market compensation practices and taking into consideration our compensation objectives, the Compensation Committee designed the following target total direct compensation package for the CEO:

Pay Element	Current (Annualized)	Proposed	Explanation
Base Salary	$375,000 (approximated, based on conversion from NIS)	$375,000

● No change for 2020 (i.e., base salary remains unchanged at 110,000 NIS monthly)

● Starting in 2021, the Board can, in its sole discretion, increase the annual base salary by up to 5% per year in each of the following three years based on changes in market base salary levels and CEO performance.

Annual Cash Incentive Opportunity (i.e., Annual Bonus)	10 monthly base salaries (~83% of Base Salary)	100% of Base Salary

● Target opportunity increased to 100% of annual base salary, with a maximum opportunity of 150% of target in the event of overachievement.

● Annual cash incentive will be earned based on achievement of annual financial, operating, and/or strategic goals established by the Compensation Committee.

Target Cash Compensation	$687,000	$750,000

● In analyzing the Compensation Peer Group’s pay data, FW Cook informed the Compensation Committee that Mr. Samuel’s current target cash compensation was below the 25th percentile of the Compensation Peer Group.

● However, rather than increasing the fixed base salary component of Mr. Samuel’s compensation package, the Compensation Committee decided to adjust the variable annual cash incentive to align the increased opportunity with performance based on achievement of performance goals established by the Compensation Committee for each fiscal year.

PSUs	Not Applicable	$650,000, annual grant value

●      New performance-based equity component weighted at 50% of annual long-term incentive (LTI) grant value.

●      Incentivize Mr. Samuel to continue the trajectory of delivering strong total shareholder return (TSR) performance.

●      Number of PSUs to be granted to be based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the date of the Meeting or as of the relevant anniversary of the date of the Meeting (as applicable).

●      TSR performance will be measured over a period of three years relative to a comparator group of companies.

●      In designing the performance criteria applicable to the 2020 PSU award, the Compensation Committee established threshold and maximum performance levels and established a payout percentage curve as follows:

Kornit TSR Percentile Rank	Payout (% of Target)*
< 35th Percentile	0%
35th Percentile	50% (Threshold)
55th Percentile	100% (Target)
75th Percentile	150% (Maximum)
> 75th Percentile	150%

Pay Element	Current (Annualized)	Proposed	Explanation

* subject to linear interpolation

●      Important features of the 2020 PSU award:

Target payout requires above median performance and payout will be capped at target if the Company’s three-year absolute TSR performance is negative, irrespective of the Company’s percentile ranking.

The relative TSR comparator group will consist of companies in the S&P 500 Index on the grant date. The S&P 500 was chosen because the index consists of a broad group of companies that represents investors’ alternative capital investment opportunities, thereby reinforcing the linkage between our executive compensation program and the long-term interests of our shareholders.

●      While the Compensation Committee currently intends to follow the 2020 PSU design in subsequent years, it will re-assess the reference index and payout curve based on future circumstances (subject to any required corporate approvals under Israeli law).

Stock Options	$307,000 [3]	$325,000, annual grant value

● Weighted at 25% of annual LTI grant value.

● Reward appreciation in the Company’ stock price.

● Number of options to be granted each year to be determined based on the binomial pricing methodology as of the date of the Meeting or as of the relevant anniversary of the date of the Meeting (as applicable).

● Exercise price equal to the closing price of Kornit’s ordinary shares on the date of the Meeting or on the relevant anniversary of the date of the Meeting (as applicable).

● Stock options vest over a four-year period, with 25% of the options vesting upon the first anniversary of the grant date and an additional 6.25% of the options vesting upon the conclusion of each of the next 12 quarters thereafter.

● Ten-year term, upon which any unexercised options would expire.

RSUs	$575,000 [4]	$325,000, annual grant value

● Weighted at 25% of annual LTI grant value.

● Align pay and company performance as reflected in our share price.

● Encourage retention and promote ownership in company shares.

● Number of RSUs to be granted to be based on the closing price of Kornit’s ordinary shares on the date of the Meeting or on the relevant anniversary of the date of the Meeting (as applicable).

● RSUs vest over a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters thereafter.

● Realized value of the award is dependent on the Company’s share price.

Target LTI Opportunity	$882,000	$1,300,000, annual grant value

● Increase in aggregate opportunity is primarily attributable to the introduction of PSUs which will be weighted at 50% of LTI grant value.

● Stock option weighting reduced from 35% to 25% of LTI grant value.

● RSUs weighting reduced from 65% to 25% of LTI grant value.

Annual Target Direct Compensation	$1,570,000	$2,050,000	● The proposed program will position Mr. Samuel’s compensation at the 25th percentile of the Compensation Peer Group.

Proposed Compensation Package Incorporates Strong Governance Features

Mr. Samuel’s pay package is designed to provide strong alignment between executive pay, shareholder interests and Company performance, and incorporates governance best practices including:

●	“Double-trigger” vesting in the event of a change in control;

●	Clawback of incentive compensation in case of a financial restatement or misconduct;

●	Prohibition on pledging Kornit stock, subject to narrow exceptions; and

●	Prohibition on hedging Kornit stock.

In the opinion of the Compensation Committee, the redesigned CEO compensation program provides strong alignment between executive pay and shareholder interests and incorporates governance best practices. Furthermore, by (i) positioning total direct compensation at the 25th percentile (rather than at the median) of the Compensation Peer Group and (ii) placing 82% of total direct compensation “at risk”, the Compensation Committee has taken a conservative approach to benchmarking while bolstering alignment of pay and performance.

We believe the proposed changes are necessary in order to continue to retain and incentivize Mr. Samuel. We hope you will support Proposal 5.

Thank you for your support and we look forward to maintaining ongoing dialogue.

Sincerely,

Shuki Nir

3 Reflects August 2019 special option grant valued at $1.2 million (rounded) and annualized over 4-year vesting period.

4 Reflects sum of “evergreen” annual RSU grant valued at $400,000, plus the August 2018 new-hire RSU grant valued at $700,000 and annualized over 4-year vesting period

Chairman of the Compensation Committee

Existing CEO Employment Terms

In June 2018, we entered into an employment agreement with Mr. Ronen Samuel, our CEO, which we refer to as the Employment Agreement. Under the Employment Agreement, which our shareholders approved at our 2018 annual general meeting of shareholders, held on July 19, 2018, Mr. Samuel is entitled to receive a base salary, which is currently set at NIS 110,000 per month (approximately US $31,250). In addition to base salary, Mr. Samuel is entitled to receive an annual grant of RSUs having a value of $400,000 (valued each year based on the fair market value of our ordinary shares on the relevant grant date in accordance with our Equity Grant Policy). Mr. Samuel is also entitled to an annual bonus of up to twelve monthly salaries, consisting of (i) up to seven months’ salary, if he meets specified targets agreed upon by our Board and Mr. Samuel, and (ii) up to five months of additional salary for exceeding those specified targets.

Under certain clarifications to the terms of the Employment Agreement, which our shareholders approved at our 2019 annual general meeting of shareholders in August 2019:

●	Mr. Samuel may be eligible to receive annually, in addition to the bonus under the Management Bonus Plan, a bonus of up to three months’ worth of base salary based on achievements to be determined by the compensation committee and Board at or following year-end, which, for 2018, yielded a bonus of NIS 137,000 ; and

●	the vesting of one-half of Mr. Samuel's then-unvested equity securities granted to him by our Company will fully accelerate upon a Change of Control occurring after August 2020 that is followed by termination of Mr. Samuel’s employment within six months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason— i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits.

Mr. Samuel is also currently entitled on an annual basis to total annual grants of RSUs equal in value to $400,000. He has also received a one-time grant of RSUs equal in value to $700,000 as of August 1, 2018 and options to purchase 100,000 ordinary shares at an exercise price of $28 per share, as of August 2019. These grants are subject to a four-year vesting period, subject to Mr. Samuel’s continued engagement with our Company.

Compensation Consultant Analysis

As noted in the letter from the compensation committee chairman above, recently we retained the services of FW Cook, a reputable, independent, outside compensation consultant, which compared the compensation level of our CEO against the corresponding compensation paid to the chief executive officers of a group of 16 similarly situated peer companies whose shares are traded in the United States (referred to as the Compensation Peer Group). Additionally, the compensation committee compared our CEO’s compensation to that of the chief executive officers of a group of similarly situated Israeli technology companies, as tracked by a leading independent Israeli compensation consultant, Zviran; the Zviran survey indicated that Mr. Samuel’s compensation was positioned above the 75th percentile in relation to the Israeli market.

With respect to the US compensation landscape, FW Cook observed the following two points, which it advised required adjustment:

●	the value of our CEO’s overall compensation is significantly below the 25th percentile of the companies constituting the Compensation Peer Group and this created potential retention risk vis-à-vis US-based competitors; and

●	contrary to US peer companies where performance-based equity awards constitute a material component of long-term incentives, our CEO has no performance-based long-term incentive compensation.

Compensation Consultant Recommendations

Consequently, the compensation consultant made the following recommendations for changes to our CEO’s compensation, which each of our compensation committee and Board supported, in an effort to increase both the value and performance alignment of that compensation, and to bring that compensation in line with best practice among our peer companies:

●	Increase the overall value of the total annual compensation of our CEO to $2.05 million, which would bring our CEO’s overall package to the 25th percentile among the Compensation Peer Group.

●	There should be no immediate change to the base salary of our CEO (currently set at NIS 110,000 per month, or NIS 1.32 million per year (approximately US $31,250 per month or $375,000 per year)); our Board will have the discretion to increase that base salary by up to 5% per annum starting in 2021.

●	Increase annual target performance bonus to 100% of base salary, with payouts based on achievement of goals established by the compensation committee for each of (i) threshold/minimal bonus, (ii) target bonus and (iii) over-achievement bonus.

●	Increase long-term incentive equity compensation to approximately $1.3 million of value, to be constituted as follows:

●	50% in performance-based stock awards (performance-based RSUs that are tied to total shareholder return, or TSR, performance), which we refer to as TSR PSUs, the vesting of which would be dependent upon our TSR, as measured by the performance of our share price relative to the performance of a comparative group of companies; vesting of the TSR PSUs would occur (assuming partial or complete achievement of the performance goal for our share price, at least at the threshold level) at one time, upon the three-year anniversary of the grant date

●	25% in RSUs

●	25% in stock options

The changes in compensation for our CEO recommended by the compensation consultant can be summarized as follows (values are rounded):

Compensation Element	Current	Proposed
Base Salary	NIS 1.32 million (approximately $375,000)	NIS 1.32 million (approximately $375,000)
% Change from Current	-	0%
Target Annual Bonus (% Base)	83%	100%
Target Total Cash (Base + Bonus)	$687,000	$750,000
% Change from Current	-	9%
Long-Term Incentive/ Equity	$400,000 annually + $482,000 annualized value of previously awarded, one-time grants= $882,000 total	$1,300,000 annually
% Change from Current	-	47%
Target Total Direct Compensation	$1,570,000	$2,050,000
% Change from Current	-	30%

Proposed Long-Term Incentive/ Equity Compensation

The terms of the proposed TSR PSUs/RSUs/options awards, which would be granted annually pursuant to Mr. Samuel’s employment terms and our 2015 Plan, are as follows:

TSR PSUs: PSUs valued at approximately $650,000 would be granted to the CEO annually.

The actual number of TSR PSUs to be granted each year with the foregoing $650,000 value would be determined based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the date of the Meeting or as of the relevant anniversary of the date of the Meeting (as applicable).

The TSR PSUs would be granted under our 2015 Plan, and for the 2020 grant would be subject to the following additional terms:

●	the TSR PSUs would be granted to the CEO as of the date of the Meeting and on each anniversary of the Meeting date thereafter;

●	the vesting of the TSR PSUs would be dependent upon the performance of our TSR, as measured by our Company’s share price, relative to the performance of the S&P 500 index, as shown in the below table, which determination would be made for a three year period of time, upon the three-year anniversary of each grant date, at which time the TSR PSUs would either partially or fully vest (if the performance condition is met at or above the threshold level) or would expire (if the performance condition is not met);

Kornit TSR Percentile Rank	Payout (% of Target)*

< 35th Percentile	0%
35th Percentile	50% (Threshold)
55th Percentile	100% (Target)**
75th Percentile	150% (Maximum)
> 75th Percentile	150%

*	Subject to linear interpolation

**	Target payout requires above median performance and payout will be capped at target if our Company’s three-year absolute TSR performance is negative, irrespective of our Company’s percentile ranking.

●	the TSR PSUs, to the extent not yet vested, would expire upon the termination of the service of our CEO for any reason, except as described in the following bullet points;

●	“Double trigger” vesting: the vesting of all of the then-unvested TSR PSUs would fully accelerate upon a Change of Control (as defined in the Employment Agreement and to be defined in Mr. Samuel’s TSR PSU grant agreement) occurring after August 2020 that is followed by termination of Mr. Samuel’s employment within 12 months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason— i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits, with the actual pay-out level to be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the S&P 500 index from the date of grant of the relevant TSR PSUs until the date of the Change of Control;

●	Involuntary termination without cause: the vesting of a pro-rata portion of the then-unvested TSR PSUs would fully accelerate upon the termination of Mr. Samuel’s employment by our Company without cause (the pro rata percentage to be based on percentage of the total vesting period served by Mr. Samuel up until the termination date), with the actual pay-out level on those TSR PSUs to be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the S&P 500 index from the grant date until the termination date, and with settlement occurring on the third anniversary of the grant date;

●	Termination due to death or disability: the vesting of all then-unvested TSR PSUs would fully accelerate upon the death or disability (as defined under the 2015 Plan) of Mr. Samuel, with the actual pay-out level to be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the S&P 500 index from the grant date until the death/disability date, and with settlement occurring as promptly as practicable; and

●	the TSR PSUs would otherwise be subject to the terms of the 2015 Plan.

While the Compensation Committee currently intends to follow the 2020 TSR PSU design in subsequent years, it will re-assess the reference index and payout curve based on future circumstances (subject to any required corporate approvals under Israeli law).

RSUs: RSUs valued at approximately $325,000 would be granted to the CEO annually.

The actual number of RSUs to be granted each year with the foregoing $325,000 value would be determined based on the closing price of our ordinary shares on the NASDAQ Global Select on the date of the Meeting or the relevant anniversary of the date of the Meeting (as applicable).

The RSUs would be granted under Kornit Digital’s 2015 Plan, and would be subject to the following additional terms:

●	the RSUs would be granted to the CEO as of the date of the Meeting and on each anniversary of the Meeting date thereafter;

●	the RSUs would vest over the course of a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters , subject to the CEO’s continuous employment as CEO over those four years;

●	“Double trigger” vesting: the vesting of all of Mr. Samuel's then-unvested RSUs would fully accelerate upon a Change of Control (as defined in the Employment Agreement and to be defined in Mr. Samuel’s RSU grant agreement) occurring after August 2020 that is followed by termination of Mr. Samuel’s employment within 12 months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason— i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits;

●	Involuntary termination without cause: the vesting of a pro-rata portion of the then-unvested RSUs that are scheduled to vest upon the next vesting date would fully accelerate upon the termination of Mr. Samuel’s employment by our Company without cause (the pro rata percentage to be based on percentage of the total current vesting period that was served by Mr. Samuel up until the termination date), with settlement occurring on the fourth anniversary of the grant date;

●	Termination due to death or disability: the vesting of all then-unvested RSUs would fully accelerate upon the death or disability (as defined under the 2015 Plan) of Mr. Samuel, with settlement occurring as promptly as practicable; and

●	the RSUs would otherwise be subject to the terms of the 2015 Plan.

Options: Options valued at approximately $325,000 (the number of options to be based on the binomial option pricing model applied on the date of the Meeting or on the relevant anniversary of the date of the Meeting, as applicable) would be granted to the CEO annually.

The options would be subject to the following terms:

○	the options would have an exercise price equal to the closing sales price per share of our ordinary shares on the Nasdaq Global Select Market on the date of the Meeting or on the anniversary of the date of the Meeting (as applicable);

○	subject to Mr. Samuel’s continued employment as our CEO, the options would vest over the course of a four-year period commencing on the grant date, with 25% of the options vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters, subject to the CEO’s continuous employment as CEO over those four years;

○	the options would have a term expiring ten years from the date of grant, unless earlier terminated in accordance with the 2015 Plan;

○	the vested options would be exercisable for one year following Mr. Samuel’s termination of service as CEO of our Company, subject to the ten-year expiration date described in the previous bullet-point;

○	“Double trigger” vesting: the vesting of all then-unvested options would fully accelerate upon a Change of Control (as defined in the Employment Agreement and to be defined in Mr. Samuel’s option grant agreement) occurring after August 2020 that is followed by termination of Mr. Samuel’s employment within 12 months thereof, either (i) by the Company, other than for cause, or (ii) by Mr. Samuel, for good reason— i.e., a material diminishment in the terms of his employment or responsibilities, or a reduction in his compensation terms or benefits;

○

Involuntary termination without cause: the vesting of a pro-rata portion of those options that are scheduled to vest upon the next vesting date would fully accelerate upon the termination of Mr. Samuel’s employment by our Company without cause (the pro rata percentage to be based on percentage of the then-current vesting period served by Mr. Samuel up until the termination date);

○	Termination due to death or disability: the vesting of all then-unvested options would fully accelerate upon the death or disability (as defined in the 2015 Plan) of Mr. Samuel; and
○	the options would otherwise be subject to the terms of the 2015 Plan.

“Clawback” Conditions

The proposed amended compensation terms for our CEO would be subject, in the case of annual bonus and long-term incentive/equity compensation, to a potential repayment obligation to our Company/ cancellation (as applicable), under certain circumstances, as described in our Renewed Compensation Policy. In particular, in the event of an accounting restatement, we would be entitled to recover from the CEO a bonus payment in the amount by which it exceeds the bonus amount that would have been paid under the financial statements, as restated, or had the CEO not engaged in misconduct. In the case of performance-based equity compensation, i.e., TSR PSUs, which vest based on the performance of our share price (in comparison to the S&P 500 index), which itself derives in part from our reported financial results, we may cancel vested TSR PSUs to the extent that our share price following the accounting restatement drops below the level at which it minimally would have had to be in order for the TSR PSUs to have vested. If the subject TSR PSUs have been settled for underlying shares and the shares have been sold on the market already, we may seek monetary recovery to the extent the TSR PSUs would not have vested originally based on our share price following the accounting restatement.

Our right to recoup the excess payment/equity grant to our CEO applies to cash and equity incentive compensation paid during the three completed fiscal years immediately preceding the date on which we are required to prepare the accounting restatement or the CEO engaged in the misconduct. In order to recoup any such amounts, we must make a claim for recoupment prior to the second anniversary of the fiscal year end of the restated financial statements or the second anniversary of the discovery of the CEO’s misconduct (as per the terms of our Renewed Compensation Policy).

Our right to recover any compensation paid to our CEO will not apply, however, if either of the following is true:

●	the financial restatement is required due to changes in the applicable financial reporting standards; or

●	the compensation committee has determined that “clawback” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

Hedging/Pledging Restrictions

To ensure that the equity portion of our CEO’s compensation package serves solely to motivate our CEO to create value for our shareholders, our CEO will be prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares. Those activities serve as a means of locking in the value of an equity stake in our Company and protecting that stake against a potential decrease in our share price, thereby eliminating the risks and rewards of share ownership. We view those activities as contrary to the entire purpose of our proposed grants to our CEO—the total alignment of the CEO’s interests with those of our shareholders. The prohibitions against hedging activities are contained in our insider trading policy, and apply equally to our CEO and to our other insiders on an ongoing basis (not merely with respect to the equity grants being proposed at the Meeting).

For a similar reason, our CEO will generally be prohibited from pledging the equity to be granted to him pursuant to this Proposal 5 as collateral for a loan that may be received by him. A pledge is akin to a transfer of the potential risks and rewards that accompany share ownership, as in the event of a default by the borrower, the lender may seize the equity as a means for repayment of the loan. In the case of the restriction on pledging as well, our insider trading policy serves as the source for that restriction, not merely for the proposed grants to our CEO but for all equity securities held by the insiders in our Company. Under a limited exception, pledges may be permitted when the insider clearly demonstrates that he/she has the financial capacity to repay the loan without resorting to the pledged securities.

Additional Considerations Related to CEO Compensation Package

Each of our compensation committee and Board has confirmed that the proposed amended compensation package for our CEO (including the option/TSR PSU/RSU grants), which will replace, in its entirety, the existing compensation package for our CEO, is consistent with the terms of the Renewed Compensation Policy. The terms of the amended compensation package are consistent with, but do not reach the maximum permitted levels of, the terms of engagement of our CEO under our Renewed Compensation Policy, as described in Proposal 4 above.

In reaching their decision to approve the option/TSR PSU/RSU portion of the CEO’s proposed annual compensation package, our compensation committee and our Board furthermore considered our CEO’s equity interest in our Company, the alignment of his interests with those of our Company, and the desire to encourage him to continue contributing his talent and time as our CEO.  Including ordinary shares underlying the options/TSR PSUs/RSUs to be granted in 2020 (assuming (i) approval of this Proposal 5 at the Meeting, (ii) a target level payout of TSR PSUs and (iii) the number of options/TSR PSUs/RSUs to be granted in 2020 is based on our closing share price on June 26, 2020), our CEO would hold 0.40% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering the CEO’s important role for our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our CEO’s equity interest in our Company, which encourages long-term retention of our CEO, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to this Proposal 5:

“RESOLVED, that the amended compensation package for Mr. Ronen Samuel, the Company’s CEO, in replacement of his existing compensation package, as described in Proposal 5 in the Proxy Statement relating to the Meeting, be, and hereby are, approved.”

Required Vote

The vote required for approval of the amended CEO compensation terms under Proposal 5 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the approval of the amended compensation terms for our CEO under this Proposal 5 requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of the compensation terms includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of those compensation terms that are voted at the Meeting (which excludes abstentions and broker non-votes); or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the amendment to our CEO’s compensation terms must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and/or a conflict of interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 5, and failure to do so disqualifies the shareholder from participating in the applicable vote. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 5 (and to therefore be counted towards or against the special majority required for approval of Proposal 5), you must check the box “FOR” in Item 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 5. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 5, you should instead check the box “AGAINST” in Item 5A on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 5 will be counted towards determining whether an ordinary majority has been received in favor or against the proposal, but will not be counted towards determining whether a special majority has been achieved for approval of the proposal.

Recommendation

Our compensation committee and Board unanimously recommend that you vote in favor of the amendment to the compensation terms of our CEO.

PROPOSAL 6

APPROVAL OF UPDATED annual compensation packageS for non-employee directors

Background

Under the Companies Law, the terms of service (including cash compensation and equity compensation) of directors require approval by the compensation committee, board and shareholders, in that order.

As a growth company in an era of rapid technological change and market disruption, Kornit needs non-employee directors who are to be able to make meaningful contributions to our development and strategy. A market competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. The market for experienced and diverse director talent is fierce and we face director recruiting and retention challenges particularly from US-based companies.

Cognizant of the recruiting competition from US-based companies and recognizing that our director compensation program needs to be competitive with those implemented by US publicly traded companies, in the period prior to the convening of the Meeting, our compensation committee and Board retained FW Cook, a reputable, outside compensation consultant based in the US, as described in Proposal 5 above. Our consultant reviewed the compensation levels of our Board members (other than the CEO) against the same group of 16 US peer companies, or the Compensation Peer Group, used to review our CEO compensation.

Upon comparison of our Board members’ compensation package to that of the board members of the peer companies, our consultant found that the total value of our existing cash fees and equity (restricted share units, or RSUs) paid or granted (as applicable) to non-employee directors on an annual basis places us below the 25th percentile of the Compensation Peer Group. Consequently, the compensation consultant recommended, and each of our compensation committee and Board agreed, that we increase both the value and efficacy of our director compensation, by implementing the following changes, which the consultant has advised us constitute best practice among our peer companies:

●	Increase the weighting of equity awards in the director pay mix to enhance shareholder alignment.

●	Eliminate per-meeting fees for attendance at Board and committee meetings to reflect the view that director attendance is expected and compensation is not dependent on Board meeting schedule.

●	Introduction of additional cash retainers for committee members and chairpersons to reflect the expected workload of each committee, while also recognizing the additional responsibilities of the chairperson of each committee.

●	Position the value of total non-employee director compensation at the 25th percentile among the Compensation Peer Group.

	Director Compensation
Pay Component	Current	Proposed	Additional Information
Annual Cash Retainer	$35,000	$45,000	● Increase in annual cash retainer intended to provide market-competitive pay levels and mix, and offset elimination of Board and committee meeting fees

Annual Equity Retainer	$80,000	$115,000

● Increase in annual equity retainer intended to provide market-competitive pay levels and mix, promote equity ownership, and further director alignment with shareholder interests

● Awarded in restricted share units ("RSUs") on the date of the annual Meeting and vests in its entirety on the earlier of the first anniversary of the grant or the next annual shareholder meeting

Meeting Fees	$1,000 per Board meeting $1,000 per committee meeting	-Eliminated-

● Elimination of Board and committee meeting fees aligns with declining prevalence within the broader market as meeting attendance reflects a responsibility associated with directorship

● Reduces volatility and variable cash expense

Board Chair Fee	$26,000 (representing $6,000 in cash and $20,000 in equity)	$50,000	● Provision of market competitive additional retainer for the Non-Executive Chair to recognize the significant additional responsibility of the Board leadership role

Committee Chair Retainer	-Not Applicable-	Audit: $20,000 Compensation: $15,000 Any other committee: up to a maximum of $15,000

● Provision of market competitive additional retainers for committee chairs recognizes the additional, but differentiated, responsibilities associated with leadership of Board committees

● To the extent additional committee are formed in the future based on Company needs, the actual retainer amount will be based on expected workload

Committee Member Retainer	-Not Applicable	Audit: $10,000 Compensation: $7,500 Any other committee: up to a maximum of $7,500

● Provision of additional, but differentiated, committee member retainers recognizes additional workload associated with committee membership

● Committee member fees are paid to directors who are not the chairperson

● To the extent additional committees are formed in the future based on Company needs, the actual retainer amount will be based on expected workload

Based upon the above recommendations of FW Cook, the compensation committee of the Board, followed by the Board, have approved, and are seeking the approval of our shareholders, at the Meeting, for, an updated annual compensation package for all current and future non-employee directors of our Company (which excludes our CEO, Mr. Ronen Samuel), in replacement of the existing compensation package for our non-employee directors. The recommended compensation package maintains a consistent approach among our non-employee directors, but increases the efficacy and competitiveness of their compensation, bringing its overall value to within the 25th percentile range among the Compensation Peer Group.

The updated director program reflects the following principles:

●	Designed to attract and retain highly qualified and diverse directors

●	Appropriately values the significant time commitment required of our non-employee directors

●	Effectively and meaningfully aligns directors with long-term shareholder interests

●	Recognizes the dynamic and complex nature of our business and the requisite skills and experience represented among our Board members

●	Reflects the shared responsibility of all directors

Under Proposal 6 at the Meeting, the proposed compensation package to which each non-employee director would be entitled would consist of the following:

1. Annual Service Fee: $45,000 for service on the Board and attendance at Board meetings (regardless of the number of meetings or actions by written consent of the Board in a given year), to be paid in equal installments on a quarterly basis.

2.  Annual Equity Grants: RSUs valued at $115,000 would be granted to each non-employee director annually.

The actual number of RSUs to be granted each year with the foregoing $115,000 value would be determined based on the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of our annual shareholder meeting.

The RSUs would be granted under the Kornit Digital 2015 Incentive Compensation Plan, or the 2015 Plan, and would be subject to the following additional terms:

●	the RSUs would be granted to each non-employee director as of the date of the Meeting and on the date of each annual general meeting of shareholders thereafter;

●	the RSUs would vest in their entirety on the earlier of (x) the first anniversary of the grant or (y) the next annual general meeting of shareholders, provided the director continues to serve as a director of our Company through such date;

●	the RSUs, to the extent then unvested, shall become fully vested (a) immediately prior to the consummation of a Change of Control (as defined under the 2015 Plan) in which the director is required to resign from or is otherwise terminated from the service as a director, or (b) upon termination of service of such director occurring immediately after the consummation of a Change of Control; and

●	the RSUs would otherwise be subject to the terms of the 2015 Plan.

3.  Additional Fees for Leadership/Committee Service (in addition to the compensation payable to each director described under paragraphs (1) and (2) above):

Committee Chairperson Annual Service Fees: $20,000 for serving as chairperson of the audit committee, $15,000 for serving as chairperson of the compensation committee, and up to $15,000 for serving as chairperson of any other potential future committees of the Board, in each case regardless of the number of meetings (or written consents in lieu of meetings) by the relevant committee over the course of a year (to be paid in equal installments on a quarterly basis).

Committee Member Annual Service Fees: A member of a Board committee who is not the chairperson will be entitled to an annual fee equal to 50% of the fee paid to the chairperson of that committee (described in (a) above)— i.e., $10,000 for serving on the audit committee, $7,500 for serving on the compensation committee and up to $7,500 for serving on any other future Board committees — regardless of the number of meetings (or written consents in lieu of meetings) by the committee over the course of the year (to be paid in equal installments on a quarterly basis).

Non-Executive Chairman (currently, Yuval Cohen) Annual Service Fee: $50,000

4.  Reimbursement of Expenses: All directors will be entitled to reimbursement of travelling and accommodation expenses according to the Company’s policies and subject to the law.

5. Indemnification, Exculpation and Insurance: All directors will continue to be included under the Company’s D&O insurance and to receive from the Company indemnification and exculpation letters in the Company’s customary form.

The proposed compensation packages for our non-employee directors have been determined by our compensation committee and Board to be consistent with our Renewed Compensation Policy (attached as Appendix A to this Proxy Statement), as such policy is applicable to that compensation.

In reaching their determination concerning the equity/RSU portion of the annual compensation package, our compensation committee and our Board considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors.  Including ordinary shares underlying the RSUs to be granted in 2020 (assuming (i) approval of this Proposal 6 at the Meeting, and (ii) the number of RSUs to be granted in 2020 is based on our closing share price on June 26, 2020), our non-employee directors hold 0.35% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering the directors’ important role for our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our directors’ equity interest in our Company, which encourages long-term retention of directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Meeting:

RESOLVED, that the proposed updated annual non-employee director compensation package (including (i) annual fees for Board service, Board committee chairmanship and committee service, and non-executive Chairman service, (ii) annual RSU grant, (iii) reimbursement of expenses and (iv) D&O indemnification, exculpation and insurance) for all current and future non-employee directors of the Company in respect of their directorship services, in replacement of the Company’s existing non-employee director compensation package, as described in Proposal 6 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for the updated annual director compensation package for the non-employee directors of the Company in respect of their directorship services. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 5.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the updated annual director fee package for the non-employee directors of the Company in respect of their directorship services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2019. A copy of the 2019 Form 20-F— which contains those audited consolidated financial statements— is available to our shareholders through the SEC website, www.sec.gov, and at the Investor Relations section of our website at http://ir.kornit.com. Neither of such websites is a part of this Proxy Statement.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2020 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2019 Form 20-F, filed with the SEC on March 23, 2020, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen
Chairman of the Board of Directors

Rosh Ha’ayin, Israel

July 2, 2020

COMPENSATION POLICY

KORNIT DIGITAL LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on -------, 2020)

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Kornit Digital Ltd. (“Kornit” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Kornit’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Kornit’s value and otherwise assist Kornit to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Kornit’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Kornit’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Kornit’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Kornit (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Kornit’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Kornit’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Kornit’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Kornit’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Kornit’s short- and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity-based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Kornit’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant) of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting and updating this Policy, Kornit’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Kornit’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Kornit were examined and will continue to be examined by Kornit from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Kornit.

Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Kornit to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Kornit’s ability to attract and retain highly skilled professionals, Kornit will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Kornit’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Kornit shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

6.4.	To the extent an adjustment to base salary involves a temporary or permanent waiver or reduction of salary (whether at the initiative of the relevant Executive Officer or of the Company), that waiver or reduction, along with the subsequent restoration of part or all of the previous level of base salary that had been duly approved by the relevant Company bodies, will not be deemed new compensation for purposes of the approvals required under the Companies Law. If such a waiver or reduction of base salary is combined with an increase in variable compensation (annual bonus, Special Bonus (as defined below) and/or equity-based compensation) that does not exceed, in aggregate value, the amount of the base salary being waived or reduced, the adjustment will not be deemed new compensation for purposes of the approvals required under the Companies Law but will any event require the approval of both the compensation committee and the Board. If the aggregate value of the increased variable compensation exceeds the amount of the base salary being waived or reduced, the adjustment will require the approvals for new compensation that are prescribed under the Companies Law.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Kornit’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Kornit shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Kornit’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Kornit shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Kornit’s policies and procedures and to the practice in peer group companies.

7.1.7.	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof.

7.1.8.	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance.

7.1.9.	Periodic medical examination.

7.1.10.	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members.

7.1.11.	Professional or academic courses or studies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In event of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, payment for visa, car allowance, and home leave visit, etc.

7.4.	Kornit may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: laptop, cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Kornit’s policies and procedures.

Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Kornit’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Kornit’s short- and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Kornit’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of Kornit’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Kornit’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs. Notwithstanding the above, the Company may determine that, with respect to any Executive Officer subordinated to the CEO, who does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 200% of such Executive Officer’s annual base salary.

9.4.	Notwithstanding the foregoing percentage limits in Sections 9.2 and 9.3, to the extent that an Executive Officer has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger annual cash bonus, the foregoing limits will be calculated as if the portion of the base salary that was waived and/or transformed into a potential annual bonus payment remained as base salary, with only the portion of the annual bonus that exceeds that base salary being counted as an annual cash bonus.

CEO

9.5.	The annual cash bonus of Kornit’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Kornit’s Compensation Committee (and, if required by law, by Kornit’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, Company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.6.	A portion of the annual cash bonus granted to Kornit’s CEO— not exceeding 30% of that annual cash bonus— may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement that the CEO will be entitled to receive for his or her performance in any given calendar year, will not exceed 200% of his or her annual base salary.

9.9.	Notwithstanding the foregoing percentage limits in Sections 9.7 and 9.8, to the extent that the CEO has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger annual cash bonus, the foregoing limits will be calculated as if the portion of the base salary that was waived and/or transformed into a potential annual bonus payment remained as base salary, with only the portion of the annual bonus that exceeds that base salary being counted as an annual cash bonus.

10.	Other Bonuses

10.1.	Special Bonus. Kornit may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.2.	Signing Bonus. Kornit may grant a newly recruited Executive Officer a cash signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Kornit may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

10.4.	Increased Special Bonus Due to Base Salary Waiver. Notwithstanding the foregoing percentage limit in Section 10.1, to the extent that an Executive Officer has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger Special Bonus, the foregoing limit will be calculated as if the portion of the base salary that was reduced and/or transformed into a potential Special Bonus payment remained as base salary, with only the portion of the Special Bonus that exceeds that base salary amount being counted as a Special Bonus.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement or if an Executive Officer engaged in a misconduct, Kornit shall be entitled to recover from its Executive Officers bonus compensation or performance-based equity in an amount in which such bonus compensation or performance-based equity exceeded what would have been paid under the financial statements, as restated, or had the misconduct not occurred. In the case of performance-based equity compensation, the value of which derives from the performance of Kornit’s share price, which itself derives in part from Kornit’s reported financial results, Kornit may cancel a vested award to the extent that its share price following the accounting restatement or the discovery of the misconduct drops below the level at which it minimally would have had to be in order for the equity award to have vested. If the subject award has been exercised or settled for underlying shares and the shares have been sold on the market already, Kornit may seek recovery in cash in lieu of equity in an amount equal to the value of the equity award that would not have vested originally, based on Kornit’s share price following the accounting restatement or following the Executive Officer’s misconduct (as applicable).

11.2.	The right to recoup an excess payment/equity grant applies to cash and equity incentive compensation paid during the three completed fiscal years immediately preceding the date on which Kornit is required to prepare the accounting restatement or the Executive Officer engaged in the misconduct. In order to recoup any excess payment/equity grant, Kornit must make a claim for recoupment prior to the second anniversary of the fiscal year end of the restated financial statements or the second anniversary of the discovery of the misconduct.

11.3.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.3.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.3.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.4.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Kornit’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Kornit and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Kornit is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Kornit’s policies, the main terms of which shall be disclosed in the annual report or such other report or proxy statement of Kornit as may be required by law or relevant regulations applicable to Kornit. Equity-based awards may include dividend adjustment provisions.

12.4.	All other terms of the equity awards shall be in accordance with Kornit’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, title, role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of the annual equity-based compensation at the time of grant (after including the value of the grant) shall not exceed: (i) with respect to the CEO - the greater of (w) 500% of his or her annual base salary or (x) 0.3% of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers - the higher of (y) 300% of his or her annual base salary or (z) 0.15 % of the Company’s fair market value.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4.	Notwithstanding the foregoing percentage limits in Section 13.2, to the extent that an Executive Officer (including the CEO) has elected to reduce or waive all or part of his or her annual base salary in return for an opportunity to potentially earn a greater value of annual equity-based compensation, the foregoing limit will be calculated as if the portion of the base salary that was reduced and/or transformed into annual equity-based compensation remained as annual base salary, with only the portion of the annual equity-based compensation (at the time of the grant) that exceeds that base salary amount/value being counted as annual equity-based compensation.

Retirement and Termination of Service Arrangements

14.	Advance Notice Period

Kornit may provide to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, and to the CEO a prior notice of termination of up to eighteen (18) months in the case of the CEO and twelve (12) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.	Adjustment Period

Kornit may provide an additional adjustment period of up to twelve (12) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Kornit may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Kornit may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Kornit for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty four (24).

Exculpation, Indemnification and Insurance

19.	Exculpation

Kornit may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Kornit, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Kornit may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Kornit, all subject to applicable law and the Company’s articles of association.

20.2.	Kornit will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

1.1.1.	The limit of liability of the insurer shall not exceed the greater of $70 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

1.1.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Kornit’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Kornit shall be entitled to enter into a “run off” Insurance Policy / tail / discovery period, of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of 70 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

20.3.2.	The annual premium shall not exceed 500% of the last paid annual premium; and

20.3.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal of the “run off” Insurance Policy / tail / discovery period shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Kornit may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The additional premium for such extension of liability coverage shall not exceed 200% of the last paid annual premium; and

20.4.2.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

Arrangements upon Change of Control

21.	The following compensation and benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon, or in connection with, a “Change of Control” as shall be defined in the respective incentive plan, grant agreement, or employment agreement:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.	Extension of the exercising period of equity-based compensation for Kornit’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

Board of Directors Compensation

22.	The following compensation and benefits may be granted to Kornit's Board members:

22.1.	All Kornit’s non-employee Board members may be entitled to an annual cash fee retainer of up to $60,000 (and up to $110,000 for the chairperson of Kornit’s Board), committee membership annual cash fee retainer of up to $15,000 and committee chairperson annual cash fee retainer of up to $30,000 (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) the payments referenced above for committee membership).

22.2.	The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

22.3.	Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.4.	Each non-employee member of Kornit’s Board may be granted annual equity-based compensation with a value of up to $145,000. The vesting of the equity-based compensation may be accelerated in the event of a change of control.

22.5.	All other terms of the equity awards shall be in accordance with Kornit’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable or make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

22.6.	In addition, members of Kornit’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

Miscellaneous

23.	Nothing in this Policy shall be deemed to grant any of Kornit’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

25.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Kornit may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Kornit and none of the provisions thereof are intended to provide any rights or remedies to any person other than Kornit.